                                                                 Exhibit (a)(10)



                                        Contact:    Vencor, Inc.
                                                    W. Earl Reed, III
                                                    (502) 596-7380

                                                    Abernathy/MacGregor Group
                                                    Joele Frank/Judith Wilkinson
                                                    (212) 371-5999


For Immediate Release

                         VENCOR RECEIVES SECOND REQUEST
            FROM DOJ IN CONNECTION WITH TRANSITIONAL HOSPITALS OFFER


         LOUISVILLE, Kentucky (May 22, 1997) -- Vencor, Inc. (NYSE: VC), announced today that it has received a request for additional information from the United States Department of Justice with respect to its filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with its $16.00 per share tender offer for all of the outstanding shares of Transitional Hospitals Corporations (NYSE: THY). Accordingly, the Hart-Scott-Rodino waiting period, which was originally scheduled to expire at 12:00 midnight, New York City time, on May 22, 1997, will be extended and will now expire 10 days after substantial compliance by Vencor with the request for additional information or upon its earlier termination by action of the DOJ.

         Vencor said that it will work as expeditiously as possible to provide the DOJ with any information it requires. Vencor believes that the DOJ will quickly receive the necessary information and complete its work. Vencor continues to believe that the acquisition of Transitional raises no antitrust issues in the highly competitive market for acute care medical services and remains hopeful that the tender offer will be completed by mid-June.

         Vencor, a $3 billion long-term healthcare company, owns and operates a national network of hospitals, nursing centers and contract service providers in 46 states.

                                      # # #